

November 18, 2013

<u>Via E-Mail</u>
Mr. Blake W. Krueger
Chief Executive Officer
Wolverine World Wide, Inc.
9341 Courtland Drive N.E.
Rockford, MI 49351

> **Re: Wolverine World Wide, Inc.**
> **Form 10-K for the Year Ended December 29, 2012**
> **Filed February 27, 2013**
> **File No. 001-06024**

Dear Mr. Krueger:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Year Ended December 29, 2012</u>

<u>Financial Statements</u>

<u>Consolidated Balance Sheets, page A-1</u>

1. Please present goodwill separately from indefinite-lived intangibles on your balance sheet in future filings. Refer to ASC 350-20-45-1 and ASC 350-30-45-1.

2. In future filings, please separately disclose, either on your balance sheet or in your footnotes, any elements of other accrued liabilities that exceed 5 percent of total current liabilities. Refer to Rule 5-02(20) of Regulation S-X. Please show us supplementally your revised disclosures, if applicable.

Form 10-Q for the Period Ended September 7, 2013

General

3.   Please address the comments above in your interim filings, as applicable.

Financial Statements

Note 15. Subsidiary Guarantors of the Notes, page 19

4.   Please disclose, if true, that each of your guarantor subsidiaries are 100% owned as defined in Rule 3-10(h) of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dee Dee Hurst at 202-551-3681 or Rufus Decker at 202-551-3769 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining